SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No  X

2004 1st Half Operating Results

On July 23, 2004, Kookmin Bank held an earnings conference and released its operating results for the first half of 2004. Followings are the key figures released during the conference, and full presentation material is available at Kookmin Bank website(www.kbstar.com) for further information.

The figures presented in this section have not been fully reviewed by our independent auditor yet, and therefore they are subject to changes in the due course of review process.

Selected Financial Data

1.	Balance sheet figures

(in trillions of Won)	As of the date indicated
	June 30, 2004	Dec.31, 2003	% Change (YTD)
Total Assets	184.8	184.1		0.4
Loans in Won	125.8	123.7		1.7

Total Liabilities	176.0	175.7		0.2
Deposits in Won	131.7	134.4	Δ	2.0

Stockholders’ Equity	8.8	8.4		4.8

2.	Operating results

(in billions of Won)	For the six-month period ended
	2004	2003[1]		% Change (YoY)
Operating Income	337.8	Δ	253.7	N.A.

Operating Income before Provisioning	2,752.7		2,724.5	1.0

Non-operating Income	109.6		43.9	149.7

Net Income	307.6	Δ	161.2	N.A.

[1]	For the purpose of comparison, presented pro-forma figures as if the merger with Kookmin Credit Card Co. in September 30, 2003 had been completed in September 30, 2002

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3.	Asset Quality

(in billions of Won)	As of the date indicated
	June 30, 2004	March 31, 2004	% Change (QoQ)
Total Loans for NPL Management	141,249.7	142,972.6	Δ	1.2%

Substandard & Below Loans	5,167.3	5,880.2	Δ	12.1%

Allowance for Loan Losses	3,844.7	4,221.1	Δ	8.9%

Substandard & Below Ratio	3.66%	4.11%	Δ	0.45	%p

Coverage Ratio	74.4%	71.8%		2.6	%p

Delinquency Ratio[1]	3.32%	3.97%	Δ	0.65	%p

[1]	Applying the Financial Supervisory Service Standards

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: July 23, 2004	By:	/s/ Ki Sup Shin
(Signature)

	Name:	Ki Sup Shin
	Title:	Chief Financial Officer &
Senior Executive Vice President

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